                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  __________________________ to __________________
Commission file number   0-22474
                        --------------------------------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   American Business Credit, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   American Business Financial Services, Inc.
                   111 Presidential Blvd.
                   Bala Cynwyd, PA  19004

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                                        Contents

================================================================================


Independent Auditors' Report                                               3

Financial statements
    Statements of net assets available for benefits                        4
    Statement of changes in net assets available for benefits              5

Notes to financial statements                                           6-11

Supplemental schedule
    Schedule of assets held for investment purposes at end of year        12

Independent Auditors' Report

The Participants and Administrator of the American Business Credit, Inc.
401(k) Plan
Bala Cynwyd, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the American Business Credit, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002 and the supplemental schedule. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


BDO Seidman LLP
June 16, 2003

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                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                 Statements of Net Assets Available for Benefits

================================================================================


December 31,                                                 2002        2001
--------------------------------------------------------------------------------

Assets

Cash                                                     $  115,040   $       --

Investments, at fair value
     Oppenheimer Cash Reserves A                          1,314,912    1,408,058
     Mutual funds (Note 3)                                6,562,135    5,956,202
     Unitized common stock fund
         American Business Financial Services, Inc.         510,034      545,310
     Participant loans                                      321,942      304,870
--------------------------------------------------------------------------------

Total investments                                         8,824,063    8,214,440
--------------------------------------------------------------------------------

Receivables
     Employer's contribution                                     --       12,316
     Participants' contributions                                 --       83,944
--------------------------------------------------------------------------------

Total receivables                                                --       96,260
--------------------------------------------------------------------------------

Net assets available for benefits                        $8,824,063   $8,310,700
================================================================================

                                 See accompanying notes to financial statements.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                       Statement of Changes in Net Assets Available for Benefits

================================================================================


Year ended December 31,                                                 2002
--------------------------------------------------------------------------------

Additions
     Investment income (loss)
         Interest income
              Money market funds                                    $    11,126
              Participant loans                                          23,001
         Dividend income                                                 47,868
         Net (loss) on unitized common stock fund                      (124,313)
         Net investment (loss) from mutual funds                     (1,630,977)
--------------------------------------------------------------------------------

     Total investment (loss)                                         (1,673,295)

         Participants' contributions                                  2,831,459
         Employer contributions                                         376,296
--------------------------------------------------------------------------------

Total additions                                                       1,534,460
--------------------------------------------------------------------------------

Deductions
     Benefits paid to participants                                    1,008,282
     Administrative expenses                                             12,815
--------------------------------------------------------------------------------

Total deductions                                                      1,021,097
--------------------------------------------------------------------------------

Net increase                                                            513,363

Net assets available for benefits at beginning of year                8,310,700
--------------------------------------------------------------------------------

Net assets available for benefits at end of year                    $ 8,824,063
================================================================================

                                 See accompanying notes to financial statements.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


1. Description         The following description of the American Business
   of Plan             Credit, Inc. 401(k) Plan (the "Plan") provides only
                       general information. Participants should refer to the Plan agreement or Summary Plan Description ("SPD") for a more complete description of the Plan's provisions.

                       General

                       The Plan is a contributory, defined contribution 401(k) plan available to qualifying employees of American Business Credit, Inc. (the "Company"). The Company's Plan Committee ("Plan Committee") is the plan administrator. To be eligible to participate in the Plan, an employee must have attained the age of 21, have completed at least thirty days of service. The Plan was amended during 2001 to reduce this service requirement for eligibility from one year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

                       Contributions

                       Participants may contribute up to 15% of their annual compensation, subject to certain limitations, with the contributions and earnings thereon being nontaxable until withdrawn from the Plan. The Company may make employer-matching contributions equal to a percentage of each participant's elective deferral in an amount not to exceed 5% of the participant's compensation. The employer, in its sole discretion, determines from year to year the amount of such matching contribution, if any. Participants are eligible to receive matching contributions after one year of service.

                       The match is invested in various investment options as directed by the participant. The Company may also make discretionary annual profit sharing contributions to the Plan determined by its board of directors. Participants are eligible to receive an allocation of any profit sharing contribution after one year of service.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


                       Participant Accounts

                       Each participant's account is credited with the participant's contribution and allocations of: (a) the Companies' contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Vesting

                       Participants are immediately vested in their voluntary contributions and any income or loss thereon. Participants become vested in Company contributions as follows:

                          Employer Matching and Discretionary Contributions

                                                                        Vesting
                       Years of Service                              Percentage
                       ---------------------------------------------------------

                           Less than 1                                       0%
                                1                                           50%
                                2                                          100%
                       ---------------------------------------------------------

                       Investment Options

                       Upon enrollment in the Plan, a participant may direct contributions in any of the investment funds selected by the Plan trustees. Participant's ability to change his/her investment options is not restricted.

                       Unallocated Funds

                       Contributions and loan repayments totaling $115,040 were received by the plan prior to December 31, 2002 but were not allocated to investments until January 2003.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


                       Forfeitures

                       Forfeited investment accounts totaled $31,387 and $28,116 at December 31, 2002 and 2001, respectively.

                       Forfeiture allocations are used to reduce employer contributions.

                       Payment of Benefits

                       On termination of service, due to death, disability, retirement or separation, a participant may elect to receive either a lump-sum amount equal to the vested value of his or her account, or may elect to have any portion of the eligible rollover distribution paid into an IRA or another employer plan.

                       Participant Loans

                       Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant's account and bear interest at 4-75% - 10-50%. The loans are repaid ratably through semi-monthly payroll deductions over a period of five years or less.

                       Administrative Expenses

                       Certain administrative expenses of the Plan are paid directly by the Company.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


2. Summary of          Basis of Accounting
   Significant
   Accounting          The financial statements of the Plan are prepared under
   Policies            the accrual method of accounting.

                       Use of Estimates

                       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                       Investment Valuation and Income Recognition

                       Investments in mutual funds are stated at fair value based upon quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                       The fair value of the Plan's unitized common stock fund is based on an assigned unit value determined by the combined fair value of common stock and cash.

                       Participant loans are recorded at cost, which approximates market value.

                       Payment of Benefits

                       Benefits are recorded when paid.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


3. Investments         The following presents investments that represent 5
                       percent or more of the Plan's net assets:

                       December 31,                                 2002           2001
                       ------------------------------------------------------------------

                       Oppenheimer Global Growth & Income A     $  788,897        836,387
                       Oppenheimer U.S. Government A               490,621        224,402
                       Oppenheimer Quest Balanced Value A          479,407        389,167
                       Oppenheimer Growth A                        746,159        649,112
                       Oppenheimer Capital Appreciation A          833,694        891,778
                       Oppenheimer Main Street Growth &
                               Income A                          1,225,948      1,184,238
                       Oppenheimer MidCap A                        724,505        778,530

                       During 2002, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) (depreciated) in value as follows:

                       Year ended December 31,                         2002
                       ---------------------------------------------------------

                       Mutual funds                                $(1,630,977)
                       Unitized common stock fund                     (124,313)

4. Plan Termination    Although it has not expressed any intent to do so, the
                       Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants' accounts will become fully vested and nonforfeitable.

                                                  American Business Credit, Inc.
                                                                     401(k) Plan

                                                   Notes to Financial Statements

================================================================================


5. Party-In-Interest   During the year, certain of the Plan's investments were
                       in accounts managed by Oppenheimer Funds, trustee of the Plan. Therefore, these transactions qualify as party-in-interest.

6. Income Tax          The Plan has adopted the Universal Pensions, Inc.
   Status              prototype Defined Contribution Basic Plan Document 04.
                       The prototype sponsor received a determination from the Internal Revenue, dated October 21, 1998 that the Plan was in compliance with the applicable requirements of the Internal Revenue Code ("IRC").

                       Although the Plan document has been amended since initial adoption, the Plan administrator believes that the Plan is currently designed and is currently operated in compliance with the applicable requirements of the IRC.

December 31,                                                                                                   2002
---------------------------------------------------------------------------------------------------------------------

 (a)                                 (b)                                   (c)               (d)            (e)

                             Identity of Issue,                      Description of                       Current
                     Borrower, Lessor or Similar Party                 Investment            Cost          Value
---------------------------------------------------------------------------------------------------------------------

          Mutual funds
               Franklin Small Cap Growth A                             Mutual Fund             a        $  339,268
               Franklin Mutual Qualified A                             Mutual Fund             a           178,235
  *            Oppenheimer Champion Income A                           Mutual Fund             a           209,253
  *            Oppenheimer Global Growth & Income A                    Mutual Fund             a           788,897
  *            Oppenheimer U.S. Government A                           Mutual Fund             a           490,621
  *            Oppenheimer Quest Balanced Value A                      Mutual Fund             a           479,407
  *            Oppenheimer Growth A                                    Mutual Fund             a           746,159
  *            Oppenheimer Capital Appreciation A                      Mutual Fund             a           833,964
  *            Oppenheimer Main Street Growth & Income A               Mutual Fund             a         1,225,948
  *            Oppenheimer MidCap A                                    Mutual Fund             a           724,505
  *            Oppenheimer Cash Reserves A                             Mutual Fund             a         1,314,912
  *            Oppenheimer International Growth A                      Mutual Fund             a           327,180
  *            Oppenheimer Select Managers Mercury Advisors S&P        Mutual Fund             a           218,698
               500 Index A
          Unitized fund
  *            American Business Financial Services, Inc.              Unitized Common         a           510,034
                                                                       Stock Fund
          Participant loans                                            4-75% - 10-50%         --           321,942

a    The cost of participant-directed investments is not required to be disclosed.
*    Party-in-interest


Exhibits:

         The following exhibits are filed herewith.



    Regulation S-K
      Exhibit No.         Description
    --------------        -----------

         23.1             Consent of BDO Seidman LLP

         99.1 Certification of Chief Executive Officer of American Business Financial Services, Inc.

         99.2 Certification of Chief Financial Officer of American Business Financial Services, Inc.

                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         AMERICAN BUSINESS
                                         CREDIT, INC. 401(K) PLAN
                                         ------------------------------
                                                  (Name of Plan)


Date: June 30, 2003                 By:  /s/ Albert W. Mandia
                                         ------------------------------
                                         Albert W. Mandia, Trustee


Date: June 30, 2003                 By:  /s/ Stephen M. Giroux
                                         ------------------------------
                                         Stephen M. Giroux, Trustee

Date: June 30, 2003                 By:  /s/ John Baran
                                         ------------------------------
                                         John Baran, Trustee

                                  EXHIBIT INDEX


    Regulation S-K
      Exhibit No.          Description
    --------------         -----------

         23.1              Consent of BDO Seidman LLP

         99.1 Certification of Chief Executive Officer of American Business Financial Services, Inc.

         99.2 Certification of Chief Financial Officer of American Business Financial Services, Inc.